UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Third Quarter 2016 Earnings PresentationNovember 14, 2016

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. Such statements reflect the current views of the Company with respect to future events and are subject to risks, uncertainties and assumptions about the Company and its subsidiaries and investments, including, among other things, the development of its business, trends in its operating industry, and future capital expenditures. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may not occur. None of the future projections, expectations, estimates or prospects in this presentation should be taken as forecasts or promises nor should they be taken as implying any indication, assurance or guarantee that the assumptions on which such future projections, expectations, estimates or prospects have been prepared are correct or exhaustive or, in the case of the assumptions, fully stated in the presentation. Atlantica Yield plc undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: changes in general economic, political, governmental and business conditions globally and in the countries in which the Company does business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws affecting the Company’s businesses and growth plan; challenges in achieving growth and making acquisitions; inability to identify and/or consummate future acquisitions; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions; changes in prices, including increases in the cost of energy, natural gas, oil and other operating costs; counterparty credit risk and failure of counterparties to the Company’s offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rate, exchange rate, supply and commodity price risks; reliance on third-party contractors and suppliers; failure to maintain safe work environments; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings; reputational risk; revocation or termination of the Company’s concession agreements; variations in market electricity prices; unexpected loss of senior management and key personnel; changes to our relationship with Abengoa, S.A.; developments at Abengoa S.A.; weather conditions; failure of newly constructed assets to perform as expected; failure to receive dividends from assets; changes in our tax position; unanticipated outages at our generation facilities; the condition of capital markets generally and our ability to access capital markets; adverse results in current and future litigation and our ability to maintain and grow our quarterly dividends. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in conjunction with information regarding risks and uncertainties that may affect the Company’s results included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.govShould one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of November 14, 2016. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.   DISCLAIMER

  Key Messages                  $53.8M of Cash Available For Distribution in the quarter  Separation from our sponsor effectively completed  Strong operating results for the quarter with Revenues of $295.3 M (+10%) and Further Adjusted EBITDA including unconsolidated affiliates of $264.3 M (+21%)  Dividend of $0.163 per share declared       Strong Operating Cash Flow of $184.3M in the quarter

 1. Financial Results  2. Strategic Update  3. Q&A  AGENDA   Appendix

 1. Financial Results

     3 monthsSept 15  267.3  218.6  82%  58.6      ∆  +10%  +21%  (8%)      9 monthsSept 15  575.9  483.4  84%  141.7      ∆  +32%  +30%          HIGHLIGHTSExcellent Operating Results for the Third Quarter  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates(1)  Margin  3 monthsSept 16  295.3  264.3  89%  9 monthsSept 16  763.0  626.8  82%  (21%)  CAFD(2)  53.8  112.1  US $ in millions   (1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil or its compensation ($21.2M for the nine-month period ended September 30, 2016 and $13.8M for the nine-month period ended September 30, 2015) and our share in EBITDA of unconsolidated affiliates ($6.8M related to Honaine for the nine-month period ended September 30, 2016 and $6.0M related to Honaine + $3.2M related to Helioenergy for the nine-month period ended September 30, 2015).(2) CAFD includes $21.2M compensation of preferred equity investment in Brazil in the three-month and nine-month periods ended September 30, 2016 and the impact of a one-time partial refinancing of ATN2 amounting to $14.9M for the nine-month period ended September 30, 2016.

                  HIGHLIGHTSGood Results Across all Segments  US $ in millions  Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates(1)  9 months Sept 16  275.3  9 months Sept 15   ∆  259.8  6%  244.2  232.0  5%  578.3  449.0  Revenue              9 months Sept 16  88.2  9 months Sept 15   ∆  80.2  10%  SOUTH AMERICA  93.6  80.8  16%              9 months Sept 16  399.5  9 months Sept 15   ∆  235.9  69%  289.0  170.6  69%  9 months Sept 16       397.8  322.1  9 months Sept 15       45%  39%   ∆       94.9  80.1  9 months Sept 16       100.0  80.3  9 months Sept 15       (5%)  0%   ∆       70.8  79.9  9 months Sept 16       61.3  64.7  9 months Sept 15       15%  23%   ∆       19.0  17.8  9 months Sept 16       16.8  16.4  9 months Sept 15       13%  9%   ∆    EMEA    NORTH AMERICA    RENEWABLES    CONVENTIONAL    TRANSMISSION    WATER    (1) Further Adjusted EBITDA including unconsolidated affiliates includes the dividend from our preferred equity investment in Brazil or its compensation ($21.2M for the nine-month period ended September 30, 2016 and $13.8M for the nine-month period ended September 30, 2015) and our share in EBITDA of unconsolidated affiliates ($6.8M related to Honaine for the nine-month period ended September 30, 2016 and $6.0M related to Honaine + $3.2M related to Helioenergy for the nine-month period ended September 30, 2015).  Further Adjusted EBITDA incl. unconsolidated affiliates(1)  Margin  Margin  89%  89%  106%  101%  72%  72%  78%  81%  84%  80%  113%  106%  93%  97%  US $ in millions

     KEY OPERATIONAL METRICSOperating Performance in line with expectations      GWh produced  9 months Sept 16  2,587  9 months Sept 15  2,041          GWh produced  Electric availability  9 months Sept 16  1,799  9 months Sept 15  1,845  97.7%(2)  101.8%          Availability  9 months Sept 16  9 months Sept 15  99.9%  99.7%          Availability  9 months Sept 16  102.3%  9 months Sept 15  101.1%  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,442  1,441  Availability refers to actual availability divided by contracted levels.Conventional availability was impacted by a scheduled major maintenance in February 2016, which occurs periodically.  (1)  (1)  (1)

 CASH FLOWStrong Operating Cash-Flow for the 9 months           Net change in cash  OPERATING CASH FLOW  US $ in millions   9 monthsSept 16  9 monthsSept 15  Further Adjusted EBITDA incl. unconsolidated affiliates  (9.2)  (6.7)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Variations in working capital     Non-monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW   483.4  626.8  (178.5)  (192.2)  6.7  (65.1)  (68.5)  237.3  (849.1)  (54.7)  928.4  (101.7)  316.6  145.8  (57.2)  302.2    27%     Operating Cash Flow in the three-month period ended September 30, 2016 amounted to $184.3 M

     LIQUIDITYSolid Liquidity Position      US $ in millions  Corporate cash at Atlantica Yield  85.8  Cash at project companies   - Restricted - Unrestricted  STFI(1) at project companies  587.6  238.2349.4  As of Sept. 30,2016  95.4    768.8  (1) STFI stands for Short Term Financial Investments (restricted).  CASH POSITION   TOTAL LIQUIDITY    45.5  469.2  191.3277.9  As of Dec. 31,2015  77.1    591.8

 FINANCINGConservative Leverage at Holding Company Level        US $ in millions  Net corporate debt (1)  585.8  Net project debt (1)  Net corporate debt / CAFD pre corporate debt service(2)  5,025.3  As of Sept. 30,2016  2.7x  DEBT POSITION    619.0  5,001.4  As of Dec. 31,2015  2.9x  Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.Based for both dates shown on mid-point of guidance for CAFD pre corporate debt service for the year 2016.

 EBITDA-CAFD RECONCILIATIONCash Generated increased by 20% CAFD penalized due to distribution delays          ATN2 refinancing  CASH GENERATED  US $ in millions   9m 2016  9m 2015  (9.2)  (6.7)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Change in other assets and liabilities  Principal amortization of indebtedness  Further Adjusted EBITDA incl. unconsolidated affiliates (1)  483.4  626.8  (178.5)  (192.2)  17.7  (61.0)  (89.2)  (86.9)  140.6  168.7  -  14.9  Deposits in/withdrawals from restricted accounts  (16.7)  (64.9)  (66.4)  (42.4)  Non-monetary adjustments  Change in non-restricted cash at project companies  1.0  (71.5)  CAFD (2)  141.6  112.1  4.2  5.0  Dividends from unconsolidated affiliates  Dividends paid to non-controlling interest  (4.7)  (9.0)  Includes dividend from our preferred equity investment in Brazil or its compensation ($21.2 M for the nine-month period ended September 30, 2016 and $13.8 M for the nine-month period ended September 30, 2015)  (2) CAFD includes $21.2M compensation of preferred equity investment in Brazil and the impact of a one-time partial refinancing of ATN2 amounting to $14.9M for the nine-month period ended September 30, 2016

 2. Strategic Update

 2016 STRATEGIC OBJECTIVESAgreement negotiated with Abengoa on ACBH preferred  Compensation of the dividend retained$21.2M of additional Cash Available For Distribution in Q3 2016      1  2  3  Credit recognized on ACBH preferred equity investment   Remaining rights under ACBH would be waived subject to ABG’s restructuring completion  $333M    30%   70%   ABG Equity  Restructured Junior Debt  Participate in ABG New Money 1 Notes  credit subject to restructuring   To convert Junior Debt   Senior Notes  ~$100M of Senior Debt and Equity Value to be determined by trading price.  

 2016 STRATEGIC OBJECTIVESProgress on Key Initiatives          1  2  3    Key waivers/forbearances left very advanced    Autonomy achieved     Ready to restart growth:- Partnerships (Abengoa ROFO, others)- Acquisitions

   DIVIDENDDividend Approved  Quarterly dividend of $0.163 per share approvedUntil a majority of waivers and forbearances is achieved, the Board has decided to remain prudent. Same reasoning as last quarter (percentage of assets not requiring waivers) but percentage used increased from 40% to 45%, reflecting the likelihood of securing some key waivers in the short term.Upcoming quarterly dividends expected to be reviewed based on additional waivers and forbearances.

 3. Q&A

 Appendix

 FINANCINGCorporate Cash bridge  In $ millions  SEPT 16  JUNE 16  84.9  85.8  ACBH dividend compensation 2015  Dividends declared  Payments for acquisitions  ACBH dividend compensation 2016  9.0  29.1  12.2  45.4  12.8  14.8  Cash distributions from project companies  Corporate interest and G&A (1)  $53.8 million of CAFD in the quarter      Includes split one-offs amounting aprox. $1M.

         3Q14  4Q14    1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  Revenues    99,505   93,380     118,304   190,265   267,345   214,967    790,881     206,376  261,302  295,272  F.A. EBITDA margin (%)    89.7%  87.4%    88.9%  83.9%  81.8%  71.2%  80.5%    75.0%  79.5%  89.5%  Further Adj. EBITDA incl. unconsolidated affiliates    89,253   81,598     105,186   159,600   218,650   153,074   636,510     154,879  207,645  264,262  ABY pro-rata share of EBITDA from unconsolidated affiliates     -   -    (5,477)  (1,622)  (2,121)  (3,071)  (12,291)    (2,332)  (2,193)  (2,157)  Further Adjusted EBITDA    89,253   81,598     99,709   157,978   216,529   150,003   624,219     152,547  205,452  262,105  Dividends from unconsolidated affiliates     -   -     -   -  4,163   254   4,417     -  4,984  -  Non-monetary items    (8,631)  (9,748)    (21,229)  (23,741)  (21,447)  (24,993)  (91,410)    (18,356)  (12,563)  (11,508)  Interest and income tax paid    (15,078)  (67,886)    (19,291)  (113,023)  (46,161)  (131,759)  (310,234)    (27,613)  (137,372)  (27,183)  Principal amortization of indebtedness net of new indebtedness at project level    (10,058)  (11,556)    (8,790)  (41,873)  (38,573)  (86,153)  (175,389)    (14,254)  (53,851)  (18,792)  Deposits into/withdrawals from debt service accounts    (10,572)  (884)    (211)  (6,352)  (10,090)  (183)  (16,837)    (34,155)  12,291  (43,027)  Change in non-restricted cash at project companies    (16,748)  29,139     16,255   47,092   (62,285)  71,155   72,217     (41,090)  59,969  (90,385)  Dividends paid to non-controlling interests     -   -     -   -  (4,665)  (3,642)  (8,307)    -  (5,479)  (3,473)  Changes in other assets and liabilities    (38)  7,738     (27,944)  24,516   21,105   62,143   79,821     (13,237)  (33,824)  (13,957)  Asset refinancing    -  -    -  -  -  -  -    14,893  -  -  Cash Available For Distribution (CAFD)    28,127   28,401     38,500   44,595   58,576   36,825   178,496     18,736..   39,607  53,780 .                                Dividends declared (1)    23,696   20,736     34,074  40,087  43,093    -  117,254    -  29,063..  16,335  # of shares at the end of the period    80,000,000   80,000,000     80,000,000   100,217,260   100,217,260   100,217,260   100,217,260     100,217,260   100,217,260   100,217,260   DPS (in $ per share)    0.2962   0.2592     0.3400   0.4000   0.4300    -  1.1700    -  0.2900..  0.1630                              Project debt    2,487.1   3,823.1     3,796.7   5,241.2   6,042.6   5,470.7   5,470.7     5,666.8  5,512.1  5,612.9  Project cash    (178.9)   (198.8)     (182.5)  (373.3)   (618.9)  (469.2)   (469.2)     (529.4)  (469.7)  (587.6)  Net project debt    2,308.2   3,624.3     3,614.1   4,867.9   5,423.7   5,001.5   5,001.5     5,137.4  5,042.4  5,025.3  Corporate debt     -  378.5     376.1   377.1   668.7   664.5   664.5     669.9  666.3  671.6  Corporate cash    (86.2)   (155.4)     (84.9)   (154.8)   (43.6)   (45.5)   (45.5)     (45.4)  (84.9)  (85.8)  Net corporate debt    (86.2)  223.1     291.2   222.3   625.1   619.0   619.0     624.5  581.4  585.8                              Total net debt    2,222.0   3,847.4     3,905.3   3,090.2   6,048.8   5,620.5   5,620.5     5,761.9  5,623.8  5,611.2  Net Corporate Debt/CAFD pre corporate interests(2)    na  2.2x    1.8x  1.3x  2.2x  2.9x  2.9x    2.9x  2.7x  2.7x                              Dividends are paid to shareholders in the quarter after they are declared;Ratios presented are the ratios shown on each quarter’s earnings presentations;Includes the impact of a one-time partial refinancing of ATN2.  Debt details  Key Financials  US $ in thousands  HISTORICAL FINANCIAL REVIEWKey Financials by Quarter  US $ in millions  (3)  Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016.Includes $21.2M compensation of preferred equity investment in Brazil.  (4)  (4)  (5)

       3Q14  4Q14    1Q15  2Q15  3Q15  4Q15    FY 2015    1Q16  2Q16  3Q16  by Geography                                        NORTH AMERICA     50,040   48,646     55,943   94,214   109,654   68,328     328,139     65,232  100,617  109,491   SOUTH AMERICA     24,322   23,014     24,405   26,227   29,617   32,231     112,480     29,008  28,973  30,183  EMEA     25,143   21,720     37,956   69,824   128,074   114,408     350,262     112,135  131,712  155,598  by Business Sector                                       RENEWABLES     51,599   40,791     63,680   129,747   204,412   145,173     543,012     141,166  201,246  235,844  CONVENTIONAL     28,073   33,556     31,330   34,009   34,676   38,702     138,717     35,179  30,289  29,452  TRANSMISSION     19,833   19,033     19,159   20,079   22,046   25,109     86,393     23,530  23,383  23,822  WATER      -   -    4,136   6,429   6,211   5,983     22,759     6,501  6,384  6,154  Total Revenue     99,505   93,380     118,304   190,265   267,345   214,967     790,881     206,376  261,302  295,272                                    3Q14  4Q14    1Q15  2Q15  3Q15  4Q15    FY 2015    1Q16  2Q16  3Q16  by Geography                                      NORTH AMERICA     49,014   42,697     50,941   86,356   94,739   47,523     279,559     51,212  89,959  103,049      97.9%  87.8%    91.1%  91.7%  86.4%  69.6%    85.2%    78.5%  89.4%  94.1%   SOUTH AMERICA     24,323   23,399     24,998   26,625   29,171   30,111     110,905     24,062  23,996  45,496(1)      100.0%  101.7%    102.4%  101.5%  98.5%  93.4%    98.6%    82.9%  82.8%  150.7%  EMEA     15,916   15,502     29,247   46,619   94,739   75,441     246,046     79,605  93,690  115,718      63.3%  71.4%    77.1%  66.8%  74.0%  65.9%    70.2%    71.0%  71.1%  74.4%  by Business Sector                                       RENEWABLES     44,114   33,131     52,760   106,404   162,971   95,022     417,157     102,170  155,253  191,570      85.5%  81.2%    82.9%  82.0%  79.7%  65.5%    76.8%    72.4%  77.1%  81.2%  CONVENTIONAL     24,834   28,511     26,961   26,358   26,937   27,415     107,671     27,079  26,655  26,390      88.5%  85.0%    86.1%  77.5%  77.7%  70.8%    77.6%    77.0%  88.0%  89.6%  TRANSMISSION     20,305   19,956     20,529   21,326   22,885   24,307     89,047     19,410  19,948  40,551(1)      102.4%  104.8%    107.2%  106.2%  103.8%  96.8%    103.1%    82.5%  85.3%  170.2%  WATER      -   -    4,936   5,512   5,856   6,331     22,635     6,220  5,789  5,751            119.4%  85.7%  94.3%  105.8%    99.5%    95.7%  90.7%  93.5%  Total Further Adj. EBITDA incl. unconsolidated affiliates    89,253   81,598     105,186   159,600   218,649   153,075     636,510     154,879  207,645  264,262(1)      89.7%  87.4%    88.9%  83.9%  81.8%  71.2%    80.5%    75.0%  79.5%  89.5%                HISTORICAL FINANCIAL REVIEWSegment Financials by Quarter  US $ in thousands  Revenue  Further Adj. EBITDA incl. unconsolidated affiliates                (1) Includes $21.2 M compensation of preferred equity investment in Brazil.

       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15    FY 2015    1Q16  2Q16  3Q16                                     RENEWABLES (MW)     430   891  991   1,241   1,441   1,441     1,441     1,441  1,441  1,442  CONVENTIONAL (electric MW)     300   300   300   300   300   300     300     300  300  300  TRANSMISSION (Miles)     1,018   1,018   1,018   1,099   1,099   1,099     1,099     1,099  1,099  1,099  WATER (Mft3/day)      -   -  10.5   10.5   10.5   10.5     10.5     10.5  10.5  10.5                                      RENEWABLES (GWh)     300  184  319   764  958  495    2,536     514  974  1,098   (GWh)     640  629  628   616  601  620    2,465     529  621  649   (availability %)     104.6%  101.0%  101.7%  101.9%  101.7%  101.5%    101.7%    87.5%  102.5%  103.5%  TRANSMISSION(2) (availability %)     100.0%  100.0%  99.9%  99.8%  99.3%  100.0%    99.9%    99.9%  99.9%  99.9%  WATER(2) (availability %)      -   -  96.8%  103.2%  101.6%  102.5%    101.5%    101.5%  102.7%  102.9%                  CONVENTIONAL(1)  Capacity in operation(at the end of the period)  Production / Availability  Conventional availability refers to operational MW over contracted MW with Pemex.Availability for transmission lines is calculated over contracted levels and availability for water refers to availability over target levels.  HISTORICAL FINANCIAL REVIEWKey Performance Indicators

       3Q14  4Q14  1Q15  2Q15  3Q15  4Q15      FY 2015    1Q16  2Q16  3Q16                                        US     28.1%  14.4%  14.3%  33.7%  34.5%  17.1%      24.9%    17.3%  36.4%  33.5%   Spain     34.3%  8.1%  15.1%  30.6%  31.3%  8.6%      21.0%    14.2%  27.0%  35.4%   Kaxu            26.0%  31.1%      29.3%(2)    42.2%  25.8%  33.2%                                WIND (Uruguay)     42.8%  38.0%  27.3%  34.4%  41.9%  39.3%      35.8%    31.6%  32.2%  35.9%  SOLAR                                                                                                                      Historical Capacity Factors (1)  HISTORICAL FINANCIAL REVIEWCapacity Factors  Historical Capacity Factors calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.Average capacity factor in Kaxu for 2015 calculated from August 1, 2015.

 STABLE CASH FLOWSLong-dated Contracts with CreditWorthy Counterparties  LONG-TERM CONTRACTS  HIGH QUALITY OFFTAKERS  21  Weighted average years remaining (2)  +95  Investment grade offtakers (1)  LOW DEPENDENCE ON NATURAL RESOURCES    PRODUCTION-BASED  36%    AVAILABILITY-BASED  64%  %  Note: All amounts based on run-rate CAFD excluding Brazil (ACBH) and no acquisitions.Based on Moody’s rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South Africa.Represents weighted average years remaining as of September 30, 2016.

 TAIL PERIODSRemaining Project Life after Debt Amortization    PPAs with predefined prices for 21 years on average Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term(1)  Project debt term  Year  (1) Regulation in the case of Spain.  2016

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIOPortfolio Breakdown  CURRENCY(1)  SECTOR  GEOGRAPHY  Note: All amounts based on run-rate CAFD excluding Brazil (ACBH) and no acquisitions. Including the effect of the currency swap agreement signed with Abengoa.     of long term interest rate in projects is fixed or hedged  ~ 90%  93  Denominatedin USD  %  44% North America37% Europe10% South America9% RoW          73% Renewable18% Conventional 6% Transmission 3% Water

   2016  2017  2018  2019  2020  Thereafter  Total(1)  NORTH AMERICA  52.6  54.3  60.3  70.0  80.2  1,569.8  1,887.2  SOUTH AMERICA  15.5  19.7  21.3  23.8  26.6  771.4  878.3  EMEA  106.9  117.0  128.0  136.1  141.1  2,055.4  2,684.5  Total  175.0  191.0  209.6  229.9  247.9  4,396.6  5,450.0  US $ in millions        PROJECT DEBT Repayment Schedule as of December 31, 2015     2016  2017  2018  2019  2020  Thereafter  Total(1)  RENEWABLES  131.7  146.3  172.4  184.0  192.7  3,268.9  4,096.0  CONVENTIONAL  26.5  26.1  16.8  23.2  30.1  492.4  615.1  TRANSMISSION  12.0  13.6  15.2  17.3  19.5  613.9  691.5  WATER  4.8  5.0  5.2  5.4  5.6  21.4  47.4  Total  175.0  191.0  209.6  229.9  247.9  4,396.6  5,450.0          Does not include $20.7M of accrued interest. Exchange rates as of December 31, 2015: (EUR/USD = 1.0862)

         US $ in millions  2019 Notes  Credit Facility Tranche A Tranche B  Maturity  November 2019  Amount(As of September 30, 2016)  259.5  Total  671.6  December 2018  123.7  December 2017  288.4  CORPORATE DEBT DETAILSCorporate Debt as of September 30, 2016

         3 monthsSept 16  3 monthsSept 15  3.3  2.3    25.9  33.0  16.0  29.8  (1.3)  94.4  98.7  237.3  73.6  78.9  4.6  21.2  2.1  2.2  (1.8)  323.4  Q3 2016 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period            US $ in millions   9 monthsSept 16  9 monthsSept 15  Profit/(loss) for the period attributable to the Company  9.1  7.2  Profit attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method    Financial expense, net  25.2  9.7  22.3  45.9  (4.6)  224.4  306.8  483.4  184.0  234.4  13.8  21.2  9.2  6.7  (5.1)  626.8  264.3  218.6  Further Adjusted EBITDAincl. unconsolidated affiliates  138.3  162.0  Operating Profit  276.4  364.5  Depreciation, amortization, and impairment charges  Dividend from exchangeable preferred equity investment in ACBH  ABY’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  216.5  262.1  474.2  620.1

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO     ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING (2)  YEARSCONTRACT LEFT  CCV  RENEWABLE ENERGY  Solana    100% (1)  USA (Arizona)  280 MW  APS  A-/A3/BBB+  28  USD    Mojave    100%  USA (California)  280 MW  PG&E  BBB+/Baa1/BBB+  24  USD    Solaben 2/3    70%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  22/21  USD (6)    Solacor 1/2    87%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  21  USD (6)    PS 10/20    100%  Spain  31 MW  Kingdom of Spain  BBB+/Baa2/BBB+  16/18  USD (6)    Helioenergy 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  22  USD (6)    Helios 1/2    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  21/22  USD (6)    Solnova 1/3/4    100%  Spain  3x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  19/19/20  USD (6)    Solaben 1/6    100%  Spain  2x50 MW  Kingdom of Spain  BBB+/Baa2/BBB+  23  USD (6)    Seville PV    80%  Spain  1 MW  Kingdom of Spain  BBB+/Baa2/BBB+  18  EUR    Kaxu    51%  South Africa  100 MW  Eskom  BBB-/Baa2/BBB- (4)  19  ZAR    Palmatir    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (4)  18  USD    Cadonal    100%  Uruguay  50 MW  UTE  BBB/Baa2/BBB- (4)  19  USD  Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectively.USD denominated but payable in local currency. For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated. During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.Gross cash in Euros dollarized through a currency swap contract with Abengoa

 SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO (Cont’d)      ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING (2)  YEARSCONTRACT LEFT  CCY  CONVENTIONALPOWER  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BBB+  17  USD (3)  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  25  USD (3)    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  28  USD (3)    ATN 2    100%  Peru  81 miles  Las Bambas  Not rated  17  USD (3)    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  19  USD (3)    Palmucho    100%  Chile  6 miles  Endesa Chile  BBB+/Baa2/BBB+  22  USD (3)  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  18  USD (3)    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  22  USD (3)  PREFERRED INSTRUMENT  Exchangeable Preferred Equity in ACBH    -  Brazil  $18.4 M p.a. (5)  -  N/A; dividend subordination  -  USD  Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana.Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectively.USD denominated but payable in local currency. For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated. During the initial 5-year period, we have the right to receive, in four quarterly installments, a preferred dividend of $18.4 million per year.Gross cash in Euros dollarized through a currency swap contract with Abengoa

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

Date: November 14, 2014	By:	/s/ Santiago Seage
Name: Santiago Seage
Title: Chief Executive Officer